UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INTERGRAPH CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

458683109

(CUSIP Number)

Kensico Capital Management Company

Attention: Michael Lowenstein

200 Park Avenue, Suite 3300

New York, New York 10166

(212) 808-3560

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 2 of 10 pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kensico Capital Management Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,586,175 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 3,586,175 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,175

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 3 of 10 pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kensico Capital LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,538,310 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 2,538,310 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,538,310

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 4 of 10 pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Lowenstein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,586,175 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 3,586,175 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,175

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 5 of 10 pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Coleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,676,175 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 3,676,175 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,676,175

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 6 of 10 pages

Item 1.    Security and Issuer.

The securities to which this statement relates are shares of Common Stock, par value $0.01 per share (the “Shares”), of Intergraph Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Intergraph Corporation, Huntsville, Alabama 35894-0001.

Item 2.    Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Kensico Capital Management Company, a Delaware corporation (“Kensico Capital Management”), Kensico Capital LLC, a Delaware limited liability company, Michael Lowenstein and Thomas J. Coleman. Kensico Capital Management, Kensico Capital LLC, Mr. Lowenstein and Mr. Coleman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Kensico.”

Kensico Capital Management is principally engaged in the business of providing investment management services to the following funds: Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore”), and Kensico American-Drawdown Fund, L.P., a Delaware limited partnership (“Kensico Drawdown” and, together with Kensico Partners, Kensico Associates and Kensico Offshore, the “Funds”). The business address and principal executive offices of Kensico Capital Management are 200 Park Avenue, Suite 3300, New York, New York 10166.

Kensico Capital LLC is principally engaged in the business of serving as General Partner of the Funds other than Kensico Offshore. The business address and principal executive offices of Kensico Capital LLC is 200 Park Avenue, Suite 3300, New York, New York 10166.

Mr. Lowenstein is a Co-President of Kensico Capital Management and a Managing Member of Kensico Capital LLC. His business address is 200 Park Avenue, Suite 3300, New York, New York 10166.

Mr. Coleman is a Co-President of Kensico Capital Management and a Managing Member of Kensico Capital LLC. His business address is 200 Park Avenue, Suite 3300, New York, New York 10166.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States of America.

SCHEDULE 13D

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Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 993,080 Shares owned by Kensico Partners was $12,721,339, inclusive of brokerage commissions.

The aggregate purchase price of the 1,090,030 Shares owned by Kensico Associates was $13,952,734, inclusive of brokerage commissions.

The aggregate purchase price of the 1,047,865 Shares owned by Kensico Offshore was $15,476,467, inclusive of brokerage commissions.

The aggregate purchase price of the 455,200 Shares owned by Kensico Drawdown was $4,830,732, inclusive of brokerage commissions.

The aggregate purchase price of the 90,000 Shares owned by Mr. Coleman was $908,547, inclusive of brokerage commissions.

Each of Kensico Partners, Kensico Associates, Kensico Offshore, Kensico Drawdown and Mr. Coleman used its or his own assets to purchase such Shares which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.    Purpose of Transaction.

From time to time, Kensico has acquired Shares in the ordinary course of business for investment purposes and has held such Shares in such capacity.

On March 13, 2003, representatives of Kensico met with the Issuer’s Board of Directors to discuss Kensico’s concerns regarding the Issuer’s future direction and certain actions that the Issuer should take in the near-term to enhance shareholder value. In light of the Issuer’s current position as it searches for a new Chief Executive Officer, Kensico reiterated such concerns in a letter to the members of the Board of Directors of the Issuer dated April 7, 2003 (a copy of which is attached hereto as an exhibit to this Schedule 13D). In the letter, Kensico reiterated, among other things, that the Issuer is grossly overcapitalized with $450 million of net cash available, or more than $9.00 per share, and should make a substantial distribution of this cash to its shareholders.

In addition to the foregoing, Kensico may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, and Kensico reserves the right, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Kensico’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Shares,

SCHEDULE 13D

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an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting Kensico and other factors which Kensico may deem relevant to its investment decisions.

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) and (b) As of April 7, 2003, Kensico Partners, Kensico Associates, Kensico Offshore and Kensico Drawdown owned beneficially 993,080, 1,090,030, 1,047,865 and 455,200 Shares, respectively, representing approximately 2.1%, 2.4%, 2.3% and 1.0%, respectively, of the 46,227,249 Shares outstanding as reported in publicly available information.

As of April 7, 2003, Kensico Capital Management, in its capacity of investment advisor to the Funds, had sole voting and dispositive power with respect to 3,586,175 Shares, representing approximately 7.8% of the 46,227,249 Shares outstanding as reported in publicly available information.

As of April 7, 2003, Kensico Capital LLC, in its capacity of General Partner of the Funds other than Kensico Offshore, had sole voting and dispositive power with respect to 2,538,310 Shares, representing approximately 5.5% of the 46,227,249 Shares outstanding as reported in publicly available information.

As of April 7, 2003, Mr. Lowenstein, in his capacities of Co-President of Kensico Capital Management and Managing Member of Kensico Capital LLC, had sole voting and dispositive power with respect to 3,586,175 Shares, representing approximately 7.8% of the 46,227,249 Shares outstanding as reported in publicly available information.

As of April 7, 2003, Mr. Coleman, in his capacities of Co-President of Kensico Capital Management and Managing Member of Kensico Capital LLC, had sole voting and dispositive power with respect to 3,586,175 Shares and, in his individual capacity, had sole voting and dispositive power with respect to 90,000 Shares. The aggregate 3,676,175 Shares beneficially owned by Mr. Coleman represents approximately 8.0% of the 46,227,249 Shares outstanding as reported in publicly available information.

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons effected during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                       Page 9 of 10 pages

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Funds from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

The following document is filed as an exhibit to this Schedule 13D.

99.1    Letter from Kensico to Members of the Issuer’s Board of Directors dated April 7, 2003.

SCHEDULE 13D

CUSIP NO.    458683109                                                                                                                                   Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENSICO CAPITAL MANAGEMENT COMPANY

Date: April 7, 2003	/s/ MICHAEL LOWENSTEIN
Signature

Michael Lowenstein, Authorized Signatory
Name/Title

KENSICO CAPITAL LLC

/S/ MICHAEL LOWENSTEIN
Signature

Michael Lowenstein, Authorized Signatory
Name/Title

MICHAEL LOWENSTEIN

/S/ MICHAEL LOWENSTEIN
Signature

THOMAS J. COLEMAN

/s/ THOMAS J. COLEMAN
Signature